July 1, 2025

Jianghuai Lin
Chief Executive Officer
Taoping Inc.
21st Floor, Everbright Bank BuildingZhuzilin, Futian District
Shenzhen, Guangdong 518040
People   s Republic of China

        Re: Taoping Inc.
            Registration Statement on Form F-3
            Filed June 27, 2025
            File No. 333-288404
Dear Jianghuai Lin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Kevin (Qixiang) Sun, Esq.